Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American) WA Nairn \ Prof WL Nkuhlu \ SM Pityana \ S Venkatakrishnan (British)
Company Secretary: L Eatwell
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
November 17, 2009
By Fax: 001 202 772 9203

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549-3628

Pradip Bhaumik
Special Counsel, Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549-3628

Re:    AngloGold Ashanti Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 5, 2009
File
No.
1-14846

Ladies and Gentlemen:

AngloGold Ashanti Limited wishes to acknowledge the receipt of your letter dated November 13, 2009.
We will endeavour to respond to the requests for information as soon as possible and within 10 business days as requested. If it appears that it will take us longer than 10 business days to gather the requested information to respond to your letter, we will revert to you further and let you know when we expect to submit our response.

Sincerely yours,

/s/ M Cutifani

MARK CUTIFANI
CHIEF EXECUTIVE OFFICER

Cc        Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C, 20549-3628